Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-1 of our report (which contains an explanatory paragraph relating to the ability of Spheric Technologies, Inc. to continue as a going concern as described in Note 3 to the financial statements) dated March 17. 2009, relating to the financial statements of Spheric Technologies, Inc. as of December 31, 2008 and 2007 and for the years then ended, and for the period from February 18, 2004 (date of inception) to December 31, 2008, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Farber Hass Hurley LLP

Granada Hills, California

May 14, 2009